Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Profound Medical Corp. (“Profound” or the “Company”)

Unit 6, 2400 Skymark Avenue

Mississauga, Ontario

L4W 5K5

2.	Date of Material Change

December 27, 2023

3.	News Release

Press releases relating to the material change were disseminated via Globe Newswire on December 27, 2023 and were subsequently filed on SEDAR+.

4.	Summary of Material Change

On December 27, 2023, Profound announced the pricing of an underwritten public offering of 2,666,667 common shares in the capital of the Company (the “Common Shares”) at a price of US$7.50 per Common Share (the “Offering Price”) for aggregate gross proceeds of approximately US$20,000,000 (the “Offering”). The Company also granted the underwriters an over-allotment option to purchase up to an additional 400,000 Common Shares at the Offering Price, exercisable in whole or in part at any time up to 30 days from the closing.

Titan Partners Group, a division of American Capital Partners, acted as the sole bookrunner for the Offering.

On January 2, 2024, Profound closed the Offering, issuing a total of 2,666,667 Common Shares for aggregate gross proceeds of approximately US$20,000,000.

The net proceeds of the Offering are expected to be used: (i) to fund the continued commercialization of the TULSA-PRO® system in the United States, (ii) to fund the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally, and (iii) for working capital and general corporate purposes.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On December 27, 2023, Profound announced the pricing of an underwritten public offering of 2,666,667 Common Shares at the Offering Price for aggregate gross proceeds of approximately US$20,000,000. The Company also granted the underwriters an over-allotment option to purchase up to an additional 400,000 Common Shares at the Offering Price, exercisable in whole or in part at any time up to 30 days from the closing.

On January 2, 2024, Profound closed the Offering, resulting in an aggregate of 2,666,667 Common Shares being issued for aggregate gross proceeds to the Company of US$20,000,002.50.

Titan Partners Group, a division of American Capital Partners, acted as the sole bookrunner for the Offering.

The net proceeds of the Offering are expected to be used: (i) to fund the continued commercialization of the TULSA-PRO® system in the United States, (ii) to fund the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally, and (iii) for working capital and general corporate purposes.

In connection with the Offering, the Company filed a final prospectus supplement dated December 27, 2023 (the “Final Supplement”) to its short form base shelf prospectus dated March 23, 2022 (the “Base Shelf Prospectus”). The Final Supplement was filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. The Final Supplement was also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s effective registration statement on Form F-10 (file no. 333-263248), as amended (the “Registration Statement”), previously filed under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and in the United States. Copies of the Final Supplement and the Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and a copy of the Registration Statement is available on EDGAR at www.sec.gov.

The Company offered the Common Shares in the United States only. The Common Shares are not qualified for sale under the securities laws of Canada or any province or territory of Canada and were not offered for sale in Canada or to any resident of Canada.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of the National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted in this material change report on the basis that it is confidential information.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Rashed Dewan

(647) 476-1350

rdewan@profoundmedical.com

9.	Date of Report

January 2, 2024

Forward-Looking Statements

This material change report includes forward-looking statements regarding Profound and its business which may include, but is not limited to, statements with respect to the expected use of the proceeds of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Profound. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.